SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ASSISTED LIVING CONCEPTS, INC.
_______________________________________________________________________

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
_______________________________________________________________________

(Title of Class of Securities)

04543L109
_______________________________________________________________________

(CUSIP NUMBER)

Greenlight Capital, L.L.C.
420 Lexington Avenue
Suite 1740
New York, New York 10170
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

July 5, 2001
_______________________________________________________________________

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04543L109	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 04543L109	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 04543L109	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

          This Amendment No. 1 to Schedule 13D (the "Schedule 13D Amendment No. 1") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock, 6% Convertible Bonds and 5.625% Convertible Bonds of Assisted Living Concepts, Inc. (the "Issuer") as an amendment to the statement on Schedule 13D as initially filed with the Securities and Exchange Commission (the "Commission") on December 16, 1999 (the "Schedule 13D").

          This Schedule 13D Amendment No. 1 relates to shares of common stock of the Issuer ("Common Stock"), 6% Convertible Bonds and 5.625% Convertible Bonds sold by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner.

Item 1.     Security and Issuer

          Securities divested:      Shares of Common Stock, par value $0.01 per share
                                               6% Convertible Bonds
                                               5.625% Convertible Bonds

          Issuer:     Assisted Living Concepts, Inc.
                         11835 NE Glenn Widing Drive
                         Building E
                         Portland, Oregon 97220

Item 2.     Identity and Background

          Greenlight Capital, L.L.C., a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 420 Lexington Avenue, Suite 875, New York, NY 10170. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 1740, New York, NY 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds

          On May 7, 11 and 12, 1999, Greenlight purchased an aggregate of (i) a face amount of $5,515,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $3,337,060.00 through Greenlight Qualified, (ii) a face amount of $4,149,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $2,510,533.75 through Greenlight Fund, and (iii) a face amount of $4,086,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $2,472,406.25 through Greenlight Offshore.

          On May 6, 1999 Greenlight purchased (i) a face amount of $401,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $232,580.00 through Greenlight Qualified, (ii) a face amount of $302,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $175,160.00 through Greenlight Fund, and (iii) a face amount of $297,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $172,260.00 through Greenlight Offshore.

          On July 5, 2001 Greenlight sold 1,093,600 shares of Common Stock on the open market at a price per share of $.05 for an aggregate consideration of $54,680.

          On July 6, 2001 Greenlight sold an aggregate of (i) a face amount of $5,579,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $1,394,750 through Greenlight Qualified, (ii) a face amount of $2,557,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $639,250 through Greenlight Fund, and (iii) a face amount of $5,434,000 of the Issuer's 6% Convertible Bonds in the open market for an aggregate price of $1,358,500 through Greenlight Offshore.

          On July 6, 2001 Greenlight sold (i) a face amount of $3,182,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $795,500 through Greenlight Qualified, (ii) a face amount of $1,374,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $343,500 through Greenlight Fund, and (iii) a face amount of $3,109,000 of the Issuer's 5.625% Convertible Bonds in the open market for an aggregate price of $777,250 through Greenlight Offshore.

          Greenlight no longer beneficially owns any securities of the Issuer.

Item 4.     Purpose of the Transaction

          Greenlight, Mr. Einhorn and Mr. Keswin acquired and sold shares of Common Stock, the 6% Convertible Bonds and the 5.625% Convertible Bonds for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors.

          Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3) any change in the present board of directors or managers of the Issuer;
4) any material change in the present capitalization or dividend policy of the Issuer;
5) any other material change in the Issuer's business or corporate structure;
6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

          (a)     As of July 6, 2001, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 0% of the securities of the Issuer.

          (b)     Not Applicable

          (c)     The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made apart hereof .

          (d)     Not Applicable.

          (e)     Effective July 5, 2001, the number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin dropped below 5%.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to
                 Securities of the Issuer

          Not Applicable.

Item 7.     Material to be Filed as Exhibits

          Not Applicable.

ANNEX A

Common Stock

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)
7/5/01	Sell	1,093,600.05

6% Convertible Bonds

Transaction Date	Buy/Sell	Face Amount	Aggregate Consideration
7/6/01	Sell	$5,579,000	$1,394,750
7/6/01	Sell	$2,557,000	$639,250
7/6/01	Sell	$5,434,000	$1,358,500

5.625% Convertible Bonds

Transaction Date	Buy/Sell	Face Amount	Aggregate Consideration
7/6/01	Sell	$3,182,000	$795,500
7/6/01	Sell	$1,374,000	$343,500
7/6/01	Sell	$3,109,000	$777,250

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     July 6, 2001

Greenlight Capital, L.L.C.
By: JEFFREY A. KESWIN ______________________________ JEFFREY A. KESWIN, Managing Member

DAVID EINHORN _______________________________________ David Einhorn

JEFFREY A. KESWIN _______________________________________ Jeffrey A. Keswin